Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
The following is a list of the subsidiaries of the Company as of December 31, 2024.

Subsidiary	Jurisdiction of Incorporation or Organization	Ownership by Endo, Inc.
Endo Finance Holdings, Inc.	Delaware	Direct
Endo Enterprise, Inc.	Delaware	Indirect
Paladin Pharma Inc.	Canada	Indirect
Endo USA, Inc.	Delaware	Indirect
Endo US Holdings Luxembourg I S.a.r.l.	Luxembourg	Indirect
Operand Pharmaceuticals Holdco I Limited	Ireland	Indirect
Endo Biologics Limited	Ireland	Indirect
Endo Operations Limited	Ireland	Indirect
Endo India Holdings, LLC	Delaware	Indirect
Par Formulations Private Limited	India	Indirect
Par Active Technologies Private Limited	India	Indirect
Par Biosciences Private Limited	India	Indirect